BTQ Technologies Signs MOU with Quandela to Advance Quantum Proof-of-Work Protocols

● BTQ and Quandela MOU: BTQ Technologies and Quandela have signed a Memorandum of Understanding (MOU) to jointly explore how photonic quantum computing can advance energy-efficient blockchain validation through BTQ's Quantum

Sampling Proof-of-Work (QSPoW) protocol.

● Future Proofing Bitcoin: QSPoW is a Bitcoin-inspired quantum-secure and energy- efficient alternative to traditional PoW mining, aimed at preserving the integrity of the world's largest digital asset in the face of advancing quantum threats.

● Quantum Meets Blockchain: The collaboration focuses on leveraging Quandela's real and simulated boson-sampling data to test QSPoW's performance, with the goal of reducing the computational and energy demands of traditional Proof-of-Work systems.

● Path to Commercialization: If performance benchmarks are met, the companies will explore commercialization opportunities, including the potential integration of Quandela's Belenos quantum processor into future quantum-secure blockchain systems.

Vancouver, British Columbia, May 22, 2025 - BTQ Technologies Corp. (the "Company") (CBOE CA: BTQ) (FSE: NG3) (OTCQX: BTQQF), a global quantum technology company focused on securing mission-critical networks, is pleased to announce the signing of a Memorandum of Understanding (MOU) with Quandela SAS ("Quandela"), a pioneering French quantum computing company renowned for its NISQ-era photonic quantum computing platform.

This collaboration marks a strategic step forward in evaluating how emerging quantum technologies can enhance blockchain systems. The partnership will center on BTQ's Quantum Sampling Proof-of-Work (QSPoW) protocol-a novel approach to blockchain validation that aims to significantly reduce energy usage while strengthening cryptographic security.

Under the MOU, BTQ and Quandela will jointly explore several strategic areas. These include investigating real-world use cases for Quandela's photonic quantum computing platform, working together on the use of Quandela's boson-sampling technology-both simulated and real-through its Perceval cloud platform, and analyzing how this data performs in BTQ's Quantum Sampling Proof-of-Work (QSPoW) testnet. Based on the outcomes of this analysis, the two companies will also evaluate potential pathways for commercialization.

Proof-of-Work (PoW) systems-like those used by Bitcoin-rely on massive computing power to validate transactions. BTQ's QSPoW replaces this with boson sampling, a quantum process where light particles (photons) pass through an optical network to generate hard-to-predict outcomes. These outcomes can serve as a quantum secure and energy-efficient alternative to traditional PoW, and because this problem is hard to solve on non-quantum computers, the protocol is resistant to power hungry ASIC devices. QSPoW also creates a path towards creating a quantum-safe store of value by incorporating properties of quantum mechanics into the PoW consensus algorithm, ensuring no quantum adversary will be able to control the network. This approach directly addresses the growing threat quantum technologies pose to digital assets like Bitcoin, a concern recently highlighted in BlackRock's amendment to its risk disclosure in its S-1 filing.

"While various actors in the Bitcoin community are taking steps to enable the uses of cryptographic algorithms that would be resistant to advanced quantum computers, there is no guarantee that new quantum-proof architectures will be built and appropriate transitions will be implemented across the network at scale in a timely manner; any such changes could require the achievement of broad consensus within the Bitcoin network community and a fork (or multiple forks), and there can be no assurance that such consensus would be achieved or the changes implemented successfully." - BlackRock, Inc. (2025). S-1 Registration Statement: iShares® Bitcoin Trust ETF. SEC.gov. https://www.sec.gov/Archives/edgar/data/1980994/000143774925015853/bit20250418_posam. htm

As quantum computers become more powerful, the security of Bitcoin comes under increasing threat. Today, Bitcoin relies on traditional cryptographic frameworks and Proof-of-Work to keep the network secure-approaches that future quantum machines may be able to break. BTQ's Quantum Sampling Proof-of-Work (QSPoW) is being developed as a next-generation solution that could help protect Bitcoin from these emerging risks, while also using far less energy than current mining methods.

As part of the collaboration, Quandela will deliver datasets tailored to BTQ's technical requirements, which will include both simulated quantum data and experimental results where feasible. BTQ will use this data to conduct tests on its QSPoW testnet and will share its performance analysis with Quandela. Together, the two companies will also explore techniques to reduce errors in quantum processes and will assess how Quandela's Belenos quantum processor could be integrated into future versions of the QSPoW protocol.

"This MOU reflects our shared ambition to advance real-world applications for quantum hardware and software," said Olivier Roussy Newton, CEO of BTQ Technologies. "We're excited to work with Quandela to rigorously test our QSPoW protocol and set the foundation for a new generation of blockchain security."

Niccolo Somaschi, CEO of Quandela, added: "Partnering with BTQ highlights the versatility and promise of our photonic quantum platform. This collaboration is a great opportunity to demonstrate how quantum technologies can be used for emerging cryptographic protocols."

The MOU outlines a framework for ongoing cooperation, information sharing, and public announcements of any meaningful scientific or commercial outcomes.

About Quandela
Founded in 2017, Quandela is a world leader in full-stack photonic quantum computing developing and commercializing quantum computers and software solutions. The quantum computing systems integrate a dedicated software stack to connect to high-performance computing centres and cloud platforms, to access a range of industrial applications, including energy, cybersecurity, and finance, showcasing the versatility of our unique technology. Featuring a modular, scalable, upgradeable, and energy efficient architecture, Quandela's mission is to deliver the first useful quantum computer to drive the quantum transformation to industry and society. For more information please visit https://www.quandela.com/

About BTQ

BTQ was founded by a group of post-quantum cryptographers with an interest in addressing the urgent security threat posed by large-scale universal quantum computers. With the support of leading research institutes and universities, BTQ is combining software and hardware to safeguard critical networks using unique post-quantum services and solutions.

Connect with BTQ: Website | LinkedIn

ON BEHALF OF THE BOARD OF DIRECTORS

Olivier Roussy Newton

CEO, Chairman

For further information: E: desk@btq.com

Bill Mitoulas

Investor Relations

T: +1.416.479.9547

E: bill@btq.com

Neither Cboe Canada nor its Regulation Services Provider accepts responsibility for the adequacy or accuracy of this release.

Forward Looking Information

Certain statements herein contain forward-looking statements and forward-looking information within the meaning of applicable securities laws. Such forward-looking statements or information include but are not limited to statements or information with respect to the business plans of the Company, including with respect to its research partnerships, and anticipated markets in which the Company may be listing its common shares. Forward-looking statements or information often can be identified by the use of words such as "anticipate", "intend", "expect", "plan" or "may" and the variations of these words are intended to identify forward-looking statements and information.

The Company has made numerous assumptions including among other things, assumptions about general business and economic conditions, the development of post-quantum algorithms and quantum vulnerabilities, and the quantum computing industry generally. The foregoing list of assumptions is not exhaustive.

Although management of the Company believes that the assumptions made and the expectations represented by such statements or information are reasonable, there can be no assurance that forward-looking statements or information herein will prove to be accurate. Forward-looking statements and information are based on assumptions and involve known and unknown risks which may cause actual results to be materially different from any future results, expressed or implied, by such forward-looking statements or information. These factors include risks relating to: the availability of financing for the Company; business and economic conditions in the post-quantum and encryption computing industries generally; the speculative nature of the Company's research and development programs; the supply and demand for labour and technological post-quantum and encryption technology; unanticipated events related to regulatory and licensing matters and environmental matters; changes in general economic conditions or conditions in the financial markets; changes in laws (including regulations respecting blockchains); risks related to the direct and indirect impact of COVID-19 including, but not limited to, its impact on general economic conditions, the ability to obtain financing as required, and causing potential delays to research and development activities; and other risk factors as detailed from time to time. The Company does not undertake to update any forward- looking information, except in accordance with applicable securities laws.